Exhibit 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Blue Owl Capital Corporation II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$35,000,000	0.01102%	$3,857.00

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$35,000,000

Total Fees Due for Filing			$3,857.00

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$3,857.00